Mail Stop 6010

February 3, 2009

Andrew D. Cameron
Group Senior Vice President and General Counsel
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, CA 94597-2098

> **Re: The PMI Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 27, 2009**
> **File No. 333-156955**

Dear Mr. Cameron:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Eligibility to Use Form S-3

1. In order for you to be eligible to register shares pursuant to Form S-3, you must meet the requirements, among others, of General Instruction I.B.1 of Form S-3. General Instruction I.B.1 requires the aggregate market value of the voting and non-voting common equity held by non-affiliates of your company to be at least $75 million. The instruction to General Instruction I.B.1 states that the computation of the aggregate market value of the voting and non-voting common equity held by non-affiliates of your company shall be computed using the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing. Please provide a detailed

analysis supporting your determination that you meet the public float requirements as set forth in General Instruction I.B.1. Please note that if you do not meet these requirements, your registration statement will be subject to General Instruction I.B.6 of Form S-3 which limits the volume of securities you may sell under your current registration statement by requiring that the aggregate market value of securities sold by or on behalf of your company during the period of 12 calendar months immediately prior to, and including, the sale is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of your company.

*   *   *

Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John L. Savva, Esq.
        Sullivan & Cromwell LLP
        1870 Embarcadero Road
        Palo Alto, CA 94303